Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Terrance James Reilly Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial 215-772-7318 treilly@mmwr.com

April 19, 2011

VIA EDGAR TRANSMISSION

Kimberly A. Browning – Senior Counsel

U. S. Securities and Exchange Commission

Division of Investment Management, Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C.  20549

Re:

Philadelphia Investment Partners New Generation Fund – File Nos.  333-165401 and 811-22395

Dear Ms. Browning:

On March 4, 2011, Philadelphia Investment Partners New Generation Fund (the “Trust”) filed with the U. S. Securities and Exchange Commission (the “Commission”), Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A (“PEA No. 2”).  PEA No. 2 applied to the Trust’s one series of shares, also known as Philadelphia Investment Partners New Generation Fund (the “Fund”).  PEA No. 2 was filed to:  (i) complete the disclosures concerning the Fund as contained in the Trust’s previous filings; (ii) file the seed audit financial information for the Fund; (iii) add appropriate exhibits and consents; and (iv) respond to the comments from the Commission received on November 22, 2010.

On March 28, 2011, the Trust received comments in a telephone call from you, Kimberly A. Browning of the Division of Investment Management, Office of Disclosure and Review, to Terry Reilly, counsel to the Trust.  On that call, you provided the Staff’s comments and requested changes to the Prospectus and SAI.  On March 29, 2011, you and your Branch Chief, Richard Pforte, again spoke with Terry Reilly concerning a comment on the recoupment period for the Fund’s expense limitation agreement.

The Staff’s comments are in italics with the Trust’s responses below each comment.

The Prospectus (some changes may require a corresponding change in the SAI).

(1)

Ms. Browning requested that the Trust respond to the Staff’s comments via EDGAR Correspondence (the “Response Letter”), with changed pages attached.

Attached herewith is the Trust’s response letter to the Staff’s comments with three attachments: (1) the Prospectus, marked to reflect the changes requested is attached herewith as Exhibit A; (2) the Statement of Additional Information (the “SAI”), marked to reflect the changes requested is attached herewith as Exhibit B; and (3) a revised Expense Limitation Agreement, marked to reflect the changes requested is attached herewith as Exhibit C.

(2)

The Staff requested that the Trust provide a Tandy Letter.

The Trust will provide a Tandy Letter via separate EDGAR Correspondence.

(3)

The Staff requested that the Trust confirm in the Response Letter that the number 0.03% contained in the Fee Table on the line titled “Dividend Expense on Securities Sold Short and Interest Expense on Borrowings” is correct.

I have confirmed with the Trust that 0.03% is the correct figure based upon estimates for the Fund’s initial fiscal year.

(4)

The Staff requested that the Trust remove the word “Waiver” from the Fee Table, wherever it appears.

The change you requested has been made.  Conforming changes were made throughout the document.

(5)

In footnote 2 to the Fee Table, the Staff inquired whether or not “Acquired Fund Fees and Expenses” were to be included or excluded from the list of items excluded from the provisions of the Expense Limitation Agreement.  The Fund should respond to this comment either by a change in the footnote or in the Response Letter.

Acquired Fund Fees and Expenses will be excluded from the provisions of the Expense Limitation Agreement.  The footnote has been revised.  A conforming change was made to the actual Expense Limitation Agreement, attached herewith as Exhibit C.

(6)

In footnote 2 to the Fee Table, the Staff objected to the recoupment period recited (i.e., the Fund may seek repayment of a portion or all of such amounts deferred or reimbursed at any time within three fiscal years after the fiscal year in which such amounts were reduced or reimbursed, subject to the Expense Limitation Agreement’s 1.96% expense cap).  The Staff believes that the current language, as written, provides the investment adviser with the opportunity to recoup fees and expenses for 4 years (i.e., in the year it was deferred or reimbursed and three fiscal years thereafter).  This comment was discussed on both March 28, 2011 and March 29, 2011.  Mr. Pforte suggested that the removal of the term “fiscal” year would cure the Staff’s objection and Mr. Reilly undertook to make such a change.

The change you requested has been made.  Conforming changes were made throughout the document.  It was not the Fund’s intention to recoup longer than three years.  A conforming change was made to the actual Expense Limitation Agreement, attached herewith as Exhibit C.

(7)

Under the section titled “Principal Investment Strategies,” the Staff inquired as to whether or not the Fund would invest in foreign securities in emerging markets.  If so, additional disclosure was required and the Staff may have additional comments.  If not, the Staff requested that we so inform them in the Response Letter.

The Fund will not invest in emerging markets.  No change was made to the documents.

(8)

Under the section titled “Principal Investment Strategies,” the Staff requested a summary of the factors that would make the investment adviser buy or sell a security.

The change you requested has been made.

(9)

Under the section titled “Principal Investment Strategies,” the Staff requested that the Fund change references from “non-U. S. companies” to “equity securities of non-U .S. companies.”

The change you requested has been made.

(10)

Under the fourth paragraph in the section titled “Principal Investment Strategies,” the Staff requested that the Fund add the word “sponsored” in front of “American Depository Receipts (“ADRs”).”  In a corresponding change under “Principal Risks,” the Staff requested that the Fund delete the last sentence in the risk factors for ADRs that the Fund will only invest in sponsored ADRs.

The changes you requested have been made.

(11)

Under the section titled “Principal Investment Strategies,” the Staff raised a number of questions about the Fund’s foreign investments, which will have corresponding changes throughout the prospectus and SAI.  The first involved exchange traded funds (“ETFs”) and exchange traded notes (“ETNs”).  The Staff requested that we split out the disclosures for ETFs and ETNs into their own disclosures, instead of batching them.

The change you requested has been made.  ETFs are now their own disclosure item.  After reviewing the issue of ETNs with the investment adviser, it was decided to delete them entirely as an investment strategy.  Corresponding changes were made throughout the Prospectus and SAI.

(12)

The Staff requested that the Fund provide more disclosure about what ETNs are and how they will be used by the Fund.

After reviewing the issue of ETNs with the investment adviser, it was decided to delete them entirely as an investment strategy.  Corresponding changes were made throughout the Prospectus and SAI.

(13)

The Staff requested that the Fund clarify the statement that it will use ETFs and ETNs “to gain exposure to non-U.S. markets.”  In general, the Fund should clarify how will the ETFs be invested in foreign securities?

The change you requested has been made.  ETNs, as noted, have been deleted.  The Fund will gain exposure to non-U. S. markets using ETFs that track a foreign index or securities within a particular country or region.  Disclosure has been added to address this matter.

(14)

Under the fourth paragraph in the section titled “Principal Investment Strategies,” the Staff requested that the Fund change the phrase “equity securities include” to “equity securities consist of.”

The change you requested has been made.

(15)

Under the section titled “Principal Risks,” the Staff requested that the Fund add risk disclosures for the various market capitalizations (i.e., large cap, mid cap, small cap and micro cap).

The change you requested has been made.

(16)

Under the section titled “Principal Risks,” the Staff requested that the Fund add risk disclosure about the various types of equity securities (i.e., common stock, preferred stock, convertible securities, etc.).

The change you requested has been made.

(17)

Under the section titled “Principal Risks,” the Staff requested that the Fund re-title the risk disclosure “Long/Short Risk,” to “Short Selling Risk.”

The change you requested has been made.

(18)

Under “Principal Risks,” the Staff requested that the Fund break the risk disclosure concerning ETFs and ETNs into separate risks.

The change you requested has been made.  After reviewing the issue of ETNs with the investment adviser, it was decided to delete them entirely as an investment strategy.  Corresponding changes were made throughout the Prospectus and SAI.

(19)

Under the section titled “Principal Risks,” the Staff requested that the Fund add risk disclosure to ETFs about duplicative fees.

The change you requested has been made.

(20)

The Staff requested that we review and possibly revise the section titled “Purchase and Sale of Fund Shares” based upon the instructions to Item 6 of Form N-1A.

The section titled “Purchase and Sale of Fund Shares” was reviewed and revised based upon the instructions to Item 6 of Form N-1A.

(21)

The Staff requested that we review and revise the section titled “Principal Investment Objective, Strategies and Risks.”  This is the Form N-1A Item 9 disclosure.  In general, the Staff instructed that no subjects could be covered in this section unless they were already covered in Item 4 (i.e., the section titled “Principal Investment Strategies”).  In addition, this section was not to duplicate the disclosure already covered under Item 4.  Finally, nothing was to be covered in these two sections unless they represented “principal” investment policies or strategies, which is defined by representing 20% or greater of the Fund’s assets.

The changes you requested have been made.  The section was changed to address the issues you listed.

(22)

The Staff requested that the Fund explain the purpose for which it would use a derivative.

As a principal investment strategy, the Fund would only use options as derivatives.  If this would change in the future, the Trust would supplement or amend the Prospectus and/or SAI accordingly.  The Fund may purchase and sell options, both for hedging and for speculative purposes.  Further, the Fund may purchase and sell put and call options on (i) individual equity securities, (ii) aggregates of equity securities or (iii) equity securities indices and other financial indices.  These may include options traded on national securities exchanges or quoted on NASDAQ.  The disclosure was amended to address this issue.  Some non-principal uses (e.g., futures, caps, etc.) are addressed in the SAI.

(23)

Under the section titled “Principal Investment Objective, Strategies and Risks,” the Staff again questioned the Fund’s use of ADRs, ETFs and ETNs, including the statement that the Fund “may also invest in ADRs, ETFs and ETNs to gain exposure to non-U. S. markets.”  Is this the only use for such instruments?  Will there be any domestic exposure?

As noted above, ETNs have been eliminated.  The Fund would use ETFs for more than just gaining exposure to non-U. S. markets.  The disclosure has bee amending accordingly.

(24)

The Staff requested that we review and possibly revise the section titled “Portfolio Holdings” based upon the instructions to Item 9 (d) of Form N-1A.

The change you requested has been made.

(25)

The Staff questioned the statement under the section titled “Investment Adviser” that the primary business activity of the Adviser is providing investment advisory services to mutual funds, hedge funds and separate accounts.  Specifically, the Staff objected to the inclusion of “mutual funds,” since this is the investment adviser’s first mutual fund.

The reference to mutual funds has been deleted.

(26)

Under the section titled “Portfolio Manager,” the Staff asked whether or not Sheffield Capital Management” was still in existence.  The Staff indicated that if Sheffield is still around, they may have some additional questions or comments.

The portfolio manager has advised me that Sheffield Capital Management is no longer in existence.  References to Sheffield Capital Management were deleted.

(27)

Under the section titled “Your Investment,” the Staff requested that we review the order of disclosures against the requirements of Item 11 of Form N-1A and possibly re-order some of the disclosures.

The changes you requested have been made.  We have reviewed the disclosures against Item 11 of Form N-1A and moved disclosures around.

(28)

The Staff had several questions and comments concerning the paragraph titled “Pricing of Fund Shares.”

The changes you requested have been made.

(29)

Under the section titled “Pricing of Fund Shares,” the Staff requested that the Fund change the sentence that currently reads: “Short-term debt securities (securities with less than 60 days to maturity) are valued at their fair market value using amortized cost.” to “Short-term debt securities (securities with less than 60 days to maturity) are valued at amortized cost.”

The change you requested has been made.

(30)

Under the section titled “Pricing of Fund Shares,” the Staff questioned the inclusion of over-the-counter securities and asked whether the Fund would invest in such securities?

The Fund will not invest in over-the-counter securities and such reference has been removed.

(31)

Under the section titled “Pricing of Fund Shares,” the Staff requested that the Fund add the phrase “or are deemed unreliable” to the sentence that starts: “Securities for which market quotations are not readily available.”

The change you requested has been made.

(32)

Under the section titled “Pricing of Fund Shares,” the Staff requested that the Fund change the reference in the last sentence from “Fund’s officers” to the “Adviser.”  In that same sentence, the requested that it reflect that fair value pricing is conducted pursuant to policies and procedures adopted by the Board of Trustees.

The changes you requested have been made.

(33)

Under the section titled “Pricing of Fund Shares,” the Staff requested the use of sub-headings be considered for some of the additional paragraphs.

The changes you requested have been made.

(34)

Under the section titled “Pricing of Fund Shares,” the Staff requested that the sentence on forward currency contracts be deleted.

The change you requested has been made.

(35)

Under the section titled “Pricing of Fund Shares,” the Staff requested that the discussion of foreign securities and small capitalization securities include the fact that arbitrage occurs in the foreign markets where the market in question closes earlier than the Fund’s pricing time (i.e., 4:00 p.m. Eastern time).

The change you requested has been made.

(36)

Under the section titled “Pricing of Fund Shares,” the Staff requested that the final paragraph be deleted.

The change you requested has been made.

(37)

Under the section titled “Selling Shares,” the Staff requested that the first paragraph be revised.  They further questioned the appropriateness of the phrase that the Fund’s shares could be redeemed at any time.

The changes you requested have been made.  The sentence questioned has been revised to read that “You may sell (redeem) your shares on any day that the NYSE is open for business.”

(38)

Under the section titled “General Policies,” the Staff requested that we review the order of disclosures against the requirements of Item 11 (e) of Form N-1A and possibly re-order or consolidate some of the disclosures.

The changes you requested have been made.  We reviewed Item 11 (e) of Form N-1A and have re-ordered the disclosures.

(39)

Under the section titled “Frequent Purchases and Redemptions of Fund Shares,” the Staff requested that the Fund expand upon its ability to reject purchases, including the timing of the rejection, the notice an investor would receive and how soon the order would be returned.

The changes you requested have been made.  Please note:  The Trust generally expects to inform any persons that their purchase has been rejected within one business day.  The rejected purchase will be promptly returned.

The SAI.

(1)

The Staff asked the Trust to represent that all non-principal investment strategies and risks of the Fund were disclosed in the SAI.

On behalf of the Trust, I hereby represent that all non-principal investment strategies and risks have been disclosed in the SAI.

(2)

The Staff asked the Trust clearly disclose in the SAI what is a principal investment strategy and risk as opposed to a non-principal investment strategy or risk.

The changes you requested have been made.

(3)

The Staff asked the Trust to represent that any principal investment strategy and risk disclosed in the SAI has been appropriately disclosed in the prospectus.

On behalf of the Trust, I hereby represent that all principal investment strategies and risks disclosed in the SAI have been appropriately disclosed in the Fund’s Prospectus.

(4)

In the section titled “The Fund and Its Investments,” the Staff asked whether or not the section could be deleted here or combined with the disclosures in the section titled “The Fund’s Investments, Related Risks and Limitations.”

The changes you requested have been made.  This section was deleted and combined with the section titled “The Fund’s Investments, Related Risks and Limitations.”

(5)

If the section titled “The Fund and Its Investments,” remains in the SAI, the Staff requested that the third paragraph be restated to state which is a principal and a non-principal investment strategy.

This section was deleted and combined with the section titled “The Fund’s Investments, Related Risks and Limitations.”

(6)

The Staff inquired as to whether the Fund would invest in reverse repurchase agreements?  Mr. Reilly stated that the Fund would not.  The Staff requested that a representation to this be included in the Response Letter.

The Fund will not engage in reverse repurchase agreements.

(7)

Under the section titled “Fundamental Investment Limitations,” in limitation number 3, the Staff asked the Fund to clarify its policy on pledging securities.  In addition, the Staff wants the Fund to add disclosure under “The Fund’s Investments, Related Risks and Limitations,” with respect to the Fund’s policy on loans.

The changes you requested have been made.  The Fundamental Investment Limitation was revised to delete references to “pledging.”  The Fund still has a fundamental investment limitation concerning loans, but such limitation has been re-drafted using standard industry language.  References to publicly-traded debt were added.  The Fund has also added language regarding loans under the section titled “The Fund’s Investments, Related Risks and Limitations.”

(8)

Under the section titled “Fundamental Investment Limitations,” in limitation number 3, the Staff asked the Fund to explain why it does not have an exclusion for holding publicly issued debt or loaning portfolio securities.

The changes you requested have been made.  The Fundamental Investment Limitation was revised.  The Fund still has a fundamental investment limitation concerning loans, but such limitation has been re-drafted using standard industry language.  References to publicly-traded debt and loaning securities were added.

(9)

Under the section titled “Fundamental Investment Limitations,” in limitation number 6, the Staff requested that the Fund expand upon this limitation which currently reads:  “The Fund may not – Purchase or sell commodities, except that the Fund may enter into options, forward contracts, and futures contracts, including those relating to indices, and options on futures contracts or indices.”

The changes you requested have been made.  The Fundamental Investment Limitation was revised.

(10)

Under the section titled “Fundamental Investment Limitations,” in the final paragraph, the Staff wants the Fund to subject illiquid securities to the same policy as borrowings and senior securities (i.e., that if market action causes a violation, the Fund will promptly correct it).

The change you requested has been made.

(11)

Under the section titled “Non-Fundamental Investment Limitations” and “The Fund’s Investments, Related Risks and Limitations,” the Staff wants the Fund to commit that any borrowings will be from a bank and that the Fund will not purchase additional securities while outstanding borrowings exceed 5% of assets, or to add leverage as a section.

The change you requested has been made.  Under the section titled “The Fund’s Investments, Related Risks and Limitations,” the Fund has committed that any borrowings will be from a bank and that the Fund will not purchase additional securities while outstanding borrowings exceed 5% of assets.

(12)

In the Response Letter, the Staff requested that the Fund confirm its policy and intentions with respect to leverage.

The Fund is permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 33-1/3% of the value of its total assets.  The Fund may borrow for leverage; however, borrowings by the Fund would generally only be for temporary or emergency purposes, including to meet portfolio redemption requests so as to permit the orderly disposition of portfolio securities, or to facilitate settlement transactions on portfolio securities.  The Fund must maintain asset coverage of at least 300% of the amounts borrowed.  Borrowing would be from a bank.  The Fund may not purchase securities when outstanding borrowings exceed 5% of the Fund’s total assets.

The Fund intends to engage in short sales, which are a form of leverage, as a principal investment strategy.  The Fund does not borrow money for the purposes of purchasing additional investment securities.  The Fund does not engage in reverse repurchase transactions.

(13)

Under the section titled “Non-Fundamental Investment Limitations,” the Staff questioned the phrase “net assets” in the sentence:  “For purposes of the investment restrictions set forth above, net assets include assets acquired through the investment of the proceeds of the short sales or any borrowings for investment purposes.”

The change you requested has been made.  The sentence was deleted.

(14)

Under the section titled “The Fund’s Investments, Related Risks and Limitations,” the Staff had a number of comments.  They asked that we review and revise this section to eliminate certain discussions concerning securities or strategies not otherwise contained in the prospectus and SAI.  For example, the Fund states that it will only invest in sponsored ADRs; however, this section has disclosures on other, similar securities such as GDRs and New York Shares.

We reviewed and revised the entire section.  The changes you requested have been made.

(15)

Under the section titled “The Fund’s Investments, Related Risks and Limitations,” the Staff requested that the Fund delete the section on IPOs.

The change you requested has been made.

(16)

Under the section titled “The Fund’s Investments, Related Risks and Limitations,” the Staff requested that the Fund break out the disclosures on ETFs and ETNs, as discussed above under the prospectus comments.

The change you requested has been made.  After reviewing the issue of ETNs with the investment adviser, it was decided to delete them entirely as an investment strategy.  Corresponding changes were made throughout the Prospectus and SAI.

(17)

Under the section titled “The Fund’s Investments, Related Risks and Limitations,” the Staff requested that the Fund provide more disclosure on ETNs and questioned the statement:  “ETNs usually are units of beneficial interest in an investment trust or represent undivided ownership interests in a portfolio of securities, in each case with respect to a portfolio of all or substantially all of the component securities of, and in substantially the same weighting as, the relevant benchmark index” as it applies to ETNs.  The Staff believes that this disclosure only applies to ETFs.

The change you requested has been made.  We agree with your position that the language in question only applies to ETFs.  After reviewing the issue of ETNs with the investment adviser, it was decided to delete them entirely as an investment strategy.  Corresponding changes were made throughout the Prospectus and SAI.

(18)

Under the section titled “The Fund’s Investments, Related Risks and Limitations,” the Staff requested that the Fund delete the section on REITs.

The change you requested has been made.

(19)

Under the section titled “The Fund’s Investments, Related Risks and Limitations,” the Staff objected to the phrase “Other Derivatives,” as too general.  It must be more specific or deleted.

The change you requested has been made.  The section has been revised.

(20)

On the Trustees Table, the Staff asked that we describe what the “Cutrona Family Foundation” is in the Response Letter.

The Cutrona Family Foundation is private family assets managed by Mr. Cutrona.

(21)

Under the section titled “Portfolio Manager Compensation,” the Staff stated that the phrase “and various long-term incentive compensation vehicles” was too vague.  The Fund either needs to expand on what such vehicles consist of or revise the statement.

The change you requested has been made.  The sentence was deleted.  Presently, there is only one portfolio manager, Peter Zeuli, who is the principal owner of the Investment Adviser.  For his services, Mr. Zeuli does not currently receive any fixed annual salary or bonus.  As the principal owner of the Investment Adviser, Mr. Zeuli is entitled to receive distributions from the Investment Adviser’s net profits.  Mr. Zeuli does not receive compensation that is based upon the Fund’s, the hedge funds, or any private account’s pre- or after-tax performance, or the value of the assets held by such entities.  Mr. Zeuli does not receive any special or additional compensation from the Investment Adviser for his services as portfolio manager to the Fund.

(22)

Under the section titled “Shareholder Services Plan,” the Staff questioned the disclosure:  “As the Fund has not commenced operations as of the date of this SAI, no information is provided on fees paid by the Fund pursuant to the Shareholder Services Plan.”  Mr. Reilly assured them that the disclosure only means that since the Fund has not commenced operations yet, no shareholder services fees have been reported.

To address the Staff’s concerns, the Trust has revised the language slightly to read “As the Fund has not commenced operations as of the date of this SAI, no fees have been accrued or paid by the Fund pursuant to the Shareholder Services Plan.”

(23)

Under the section titled “Determination of Net Asset Value,” the Staff requested that the Fund delete pricing information for debt securities.

The change you requested has been made.

(24)

Under the section titled “Disclosure of Portfolio Holdings,” the Staff asked what confidentiality provisions apply to the investment adviser?

Most provisions apply to the Investment Adviser.  The disclosure was amended to clarify that point.

(25)

Under the section titled “Disclosure of Portfolio Holdings,” the Staff asked if the Trust’s policies on confidentiality were written, and if not written, had the Board made a determination that any policies or procedures with respect to confidentiality were adequate to protect the shareholders’ interests?

The Disclosure Policy is not currently written nor has the Board made a formal determination as to the policies adequacy.  The Trust will consider reducing it to a written policy.  The Trustees will be asked to review the policy and make a formal determination on the adequacy of the procedures.

(26)

Under the section titled “Disclosure of Portfolio Holdings,” the Staff asked if the Board would get interim reports on the portfolio holdings if issues arose.

The Board does not currently get interim reports.  The Board may receive such reports more frequently if necessary for their review and consideration of a matter affecting the Fund.  .

*

*

*

I believe that this addresses all of the comments contained in your discussions with Mr. Reilly.  Questions concerning this matter may be directed to Terrance James Reilly at (215) 772-7318.

Very truly yours,

/s/  TERRANCE JAMES REILLY

Terrance James Reilly

cc:

Laura Anne Corsell, Esq.

Peter C. Zeuli

♦ Philadelphia, PA  ♦  Cherry Hill, NJ  ♦  Wilmington, DE  ♦  Berwyn, PA  ♦  Linwood, NJ ♦

A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA
LOUIS A. PETRONI – NEW JERSEY RESPONSIBLE PARTNER